Exhibit (e)(2)(H)
CHANGE IN CONTROL SEVERANCE AGREEMENT
     This Change in Control Severance Agreement (the “Agreement”), made as of the 22nd day of May, 2007, is entered into by VistaCare, inc., a Delaware corporation with its principal place of business at 4800 N. Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251 (the “Company”), and Jessica Hood, an individual residing in Scottsdale, Arizona (the “Key Employee”).
Recitals:
     WHEREAS, the Key Employee is employed as a vice president of the Company; and
     WHEREAS, the Company and the Key Employee wish to provide for certain payments and benefits to the Key Employee in the event the Key Employee’s employment by the Company is terminated under certain circumstances.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:
     1. Definitions. As used in this Agreement the following terms shall have the following respective meanings:
          (a) “Board” means the Board of Directors of the Company.
          (b) “Cause” shall mean: (i) the Key Employee’s willful failure to attempt in good faith to follow the legal written directions of the Board or the Chief Executive Officer (the “CEO”), which is not cured within ten (10) days following receipt by the Key Employee of written notice from the Board or the CEO specifying the details thereof, (ii) the Key Employee’s conviction of a felony (other than a felony involving a traffic violation or as a result of vicarious liability), (iii) the Key Employee’s commission of an act constituting fraud, embezzlement, larceny or theft with regard to the Company that is of a material nature (other than good faith expense account reimbursement disputes) or (iv) willful misconduct by the Key Employee with regard to the Company that has a material adverse effect on the Company. For purposes of this definition, no act, or failure to act, on the Key Employee’s part shall be considered “willful” unless done or omitted to be done by him not in good faith and without reasonable belief that his action or omission was in the best interests of the Company.
          (c) “Change in Control” means (i) the acquisition by a person, party or a group (within the meaning of Section 13(d)(3) or 14(4)(2) of the Securities Exchange Act of 1934, as amended) of outstanding capital stock of the Company representing more than 5011’o of the combined voting power of all voting securities of the Company entitled to vote generally in the election of directors, excluding acquisitions from the Company, (ii) a change of a majority of the Board, without the approval or consent of the members of the Board before such change, (iii) the acquisition of the Company by means of a reorganization, merger, consolidation, recapitalization or asset sale, unless the owners of the capital stock of the Company immediately before such transaction continue to own, in substantially the same proportions as before such transaction, capital stock of the acquiring or succeeding entity representing more than 50% of the combined voting power of all voting securities of such acquiring or succeeding entity entitled to vote generally in the election of directors, or (iv) the approval of a liquidation or dissolution of the Company.
          (d) “Confidential Information” means all trade secrets and other information of a business, financial, marketing, technical or other nature pertaining to the Company or any of its subsidiaries or affiliates, including information of others that the Company or any of its subsidiaries or affiliates has agreed to keep confidential; provided, that Confidential Information shall not include any information that has entered or enters the public domain through no fault of the Key Employee, was known by the Key Employee prior to the Key Employee’s affiliation with or employment by the Company or which the Key Employee is required to disclose by legal process.
          (e) “Disability” means the failure of the Key Employee, due to physical or mental disability, to perform the services reasonably contemplated by his position for a period of either (i) ninety (90) consecutive days or (ii) one hundred twenty (120) days, whether or not consecutive, during any 360-day period.
          (f) “Good Reason” means any of the following events (unless consented to by the Key Employee in writing): (i) a material diminution in the Key Employee’s duties, responsibilities or the assignment to the Key Employee of duties or responsibilities that are inconsistent in a material and adverse way with his then position; (ii) a reduction in the Key Employee’s base salary; (iii) a requirement by the Company that the Key Employee’s principal place of work be moved to a location more than thirty-five (35) miles away from Scottsdale, Arizona; or (iv) a change in the Key Employee’s title to a lesser title.
     2. Employment At-Will Acknowledgement. The Key Employee acknowledges and agrees that his/her employment by the Company is “at-will” and as such may be terminated by the Company at any time, with or without cause, subject to the provisions of this Agreement.
     3. Compensation Upon Termination of Employment After Change in Control. If within two (2) years fallowing a Change in Control the Key Employee’s employment by the Company is terminated by the Company for any reason other than Cause or the Key Employee’s death or Disability or is terminated by the Key Employee for Good Reason, the Company shall:
          (a) pay to the Key Employee within five (5) days after the date of his/her employment termination all accrued but unpaid salary, bonus and vacation pay, if any;
          (b) pay to the Key Employee within thirty (30) days after the date of his/her employment termination a lump sum amount equal to his/her then current annual salary;
          (c) continue to provide the Key Employee for one (1) year after the date of his/her employment termination with the health insurance benefits he/she would have received had his/her employment by the Company not terminated or substantially the equivalent coverage (or the full value thereof in cash); and
          (d) promptly reimburse the Key Employee for any and all legal fees and expenses incurred by him/her to enforce the provisions of this Agreement.

     4. Acceleration of Option Vesting. If the Key Employee’s employment is terminated and he/she is entitled to payments and benefits contemplated by Section 3, the vesting of all options granted by the Company to the Key Employee to purchase shares of the Company’s capital stock shall be accelerated in full.
     5. Confidentiality. (a) The Key Employee will not at any time, directly or indirectly, disclose or divulge, except as required in connection with the performance of the Key Employee’s duties for the Company, any Confidential Information acquired by the Key Employee during or in connection with the Key Employee’s affiliation with or employment by the Company.
          (b) The Key Employee shall make no use whatsoever, directly or indirectly, of any Confidential Information, except as required in connection with the performance of the Key Employee’s duties for the Company.
          (c) Upon the Company’s request at any time and for any reason, the Key Employee shall immediately deliver to the Company all materials (including all copies) in the Key Employee’s possession which contain or relate to Confidential Information.
     6. Non-competition and Non-solicitation. The Key Employee agrees that prior to the termination of the Key Employee’s employment with the Company for whatever reason, and thereafter for one year:
          (a) the Key Employee will not directly or indirectly, individually or as a consultant to, or employee, officer, director, stockholder, partner or other owner of or participant in any business entity other than the Company, engage in or assist any other person to engage in the business of providing hospice services in competition with the Company or any of its subsidiaries; and
          (b) the Key Employee will not directly or indirectly, individually or as a consultant to, or employee, officer, director, stockholder, partner or other owner of or participant in any business entity other than the Company, solicit or hire from the Company or any of its subsidiaries or affiliates, or otherwise materially interfere with the business relationship of the Company or any of its subsidiaries or affiliates with, (i) any person who is, or was within the six-month period immediately prior to the termination of the Key Employee’s employment with the Company, employed by or associated with the Company or any of its subsidiaries or affiliates or (ii) any person or entity who is, or was within the six-month period immediately prior to the termination of the Key Employee’s employment with the Company, a patient referral source for the Company or any of its subsidiaries or affiliates.
     7. Remedies. Without limiting the remedies available to the Company, the Key Employee acknowledges that a breach of any of the covenants contained in Sections 5 and 6 herein could result in irreparable injury to the Company for which there might be no adequate remedy at law, and that, in the event of such a breach or threat thereof, the Company shall be entitled to obtain a temporary restraining order and/or a preliminary injunction and a permanent injunction restraining the Key Employee from engaging in any activities prohibited by Sections 5 and 6 herein or such other equitable relief as may be required to enforce specifically any of the covenants of Sections 5 and 6 herein. The foregoing provisions of Sections 5 and 6 herein shall survive the termination of this Agreement and shall continue thereafter in full force and effect in accordance with the terms of Sections 5 and 6 herein for the periods of time contemplated thereby.
     9. Release. It shall be a condition of the Company’s obligation to make the payments and provide the benefits contemplated by Sections 3 and 4 that the Key Employee execute and deliver to the Company a release in form and substance satisfactory to the Company pursuant to which the Key Employee unconditionally and irrevocably waives, relinquishes and forever releases and discharges the Company and its officers, directors, shareholders, employees, agents, subsidiaries, affiliates, predecessors, successors and assigns (collectively, the “Company Indemnitees”) from any and all claims, duties, causes of actions, demands, obligations, liabilities, rights, damages (including business, punitive or exemplary damages) of any kind or nature whether existing or contingent, then known or unknown, asserted or unasserted, whether in law, equity and administrative proceeding that the Key Employee then has or ever had against the Company Indemnitees since the beginning of the world through the date thereof including, but not limited to, any and all matters related in any way to the Key Employee’s employment with or separation from the Company, as well as claims under the Employee Retirement Income Security Act of 1974, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, any claim based on state anti-discrimination laws, any claim for wrongful discharge, and any alleged violation of public policy, contract or tort law, or any other federal, state, or local law; provided, however, that such release shall not apply to the terms and conditions of this Agreement, which shall remain valid and enforceable.
     10. Arbitration. In the case of any dispute under this Agreement, the Key Employee may initiate binding arbitration in Phoenix, Arizona, before the American Arbitration Association by serving a notice to arbitrate upon the Company or, at the Key Employee’s election, institute judicial proceedings, in either case within 90 days of the effective date of his termination or, if later, his receipt of notice of termination, or such longer period as may be reasonably necessary for the Key Employee to take such action if illness or incapacity should impair his taking such action within the 90-day period. The Company shall not have the right to initiate binding arbitration, and agrees that upon the initiation of binding arbitration by Key Employee pursuant to this Section 11 the Company shall cause to be dismissed any judicial proceedings it has brought against the Key Employee relating to this Agreement. The Company authorizes the Key Employee from time to time to retain counsel of his choice to represent the Key Employee in connection with any and all actions, proceedings, and/or arbitration, whether by or against the Company or any director, officer, shareholder, or other person affiliated with the Company, which may affect Key Employee’s rights under this Agreement. The Company agrees (i) to pay the fees and expenses of such counsel, (ii) to pay the cost of such arbitration and/or judicial proceeding, and (iii) to pay interest to the Key Employee on all amounts owed to the Key Employee under this Agreement during any period of time that such amounts are withheld pending arbitration and/or judicial proceedings. Such interest will be at the base rate as announced from time to time by Healthcare Business Credit Corporation, or its successor.
     11. Binding on Successors. If the Company is at any time before or after a Change in Control merged or consolidated into or with any other corporation or other entity (whether or not the Company is the surviving entity), or if substantially all of the assets thereof are transferred to another corporation or other entity, the provisions of this Agreement will be binding upon and inure to the benefit of the corporation or other entity resulting from such merger or consolidation or the acquirer of such assets, and this Section 12 will apply in the event of any subsequent merger or consolidation or transfer of assets. In the event of any such merger, consolidation or sale of assets, references to the Company in this Agreement shall unless the context suggests otherwise be deemed to include the entity resulting from such merger or consolidation or the acquirer of such assets of the Company.
     12. Withholding. All payments required to be made by the Company hereunder to the Key Employee or his/her dependents, beneficiaries, or estate will be subject to the withholding of such amounts relating to tax and/or other payroll deductions as may be required by law.
     13. No Duty to Mitigate. There shall be no requirement on the part of the Key Employee to seek other employment or otherwise mitigate damages in order to be entitled to the full amount of any payments and benefits to which the Key Employee is entitled under this Agreement, and the amount of such payments and benefits shall not be reduced by any compensation or benefits received by the Key Employee from other employment.
     14. No Contract of Employment. Nothing contained in this Agreement shall be construed as a contract of employment between the Company and the Key Employee, or as a right of the Key Employee to continue in the employ of the Company, or as a limitation of the right of the Company to discharge the Key Employee with or without Cause; provided that the Key Employee shall have the right to receive upon termination of his/her employment the payments and benefits provided in this Agreement.
     15. No Other Severance. Payments made by the Company pursuant to this Agreement shall be in lieu of severance payments, if any, which might otherwise be available to the Key Employee.
     16. Successors and Assigns. The provisions of this Agreement, shall be binding upon and shall inure to the benefit of the Key Employee, his/her executors, administrators, legal representatives, and assigns, and the Company and its successors.
     17. No Set-off. The Company shall have no right of set-off or counterclaims, in respect of any claim, debt, or obligation, against any payments to the Key Employee, his/her dependents, beneficiaries, or estate provided for in this Agreement.
     18. Assignment. No right or interest to or in any payments shall be assignable by the Key Employee; provided, however, that this provision shall not preclude him/her from designating one or more beneficiaries to receive any amount that may be payable after his/her death and shall not preclude the legal representative of his/her estate from assigning any right hereunder to the person or persons entitled thereto under his will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to his/her estate. The term “beneficiaries” as used in this Agreement shall mean a beneficiary or beneficiaries so designated to receive any such amount, or if no beneficiary has been so designated, the legal representative of the Key Employee’s estate. No right, benefit, or interest hereunder, shall be subject to anticipation, alienation, sale, assignment, encumbrance, charge, pledge, hypothecation, or set-off in respect of any claim, debt, or obligation, or to execution, attachment, levy, or similar process, or assignment by operation of law. Any attempt, voluntary or involuntary, to effect any action specified in the immediately preceding sentence shall, to the full extent permitted by law, be null, void, and of no effect.
     19. Notices. All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, postage prepaid, addressed to the other party at the address shown above, or at such other address or addresses as either party shall designate to the other in accordance with this Section 20.
     20. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.
     21. Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Key Employee.
     22. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Arizona.
     23. Miscellaneous.
          23.1 No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.
          23.2 The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.
          23.3 In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.

VISTACARE, INC.

By:	/s/ Richard R. Slager Richard R. Slager
Title: Chairman & Chief Officer

/s/ Jessica Hood